

March 13, 2015

Brian C. Howe
Chief Executive Officer
EV Charging USA, Inc.
180 North LaSalle St., 37th Floor
Chicago, IL 60601

> **Re:** **EV Charging USA, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 6, 2015**
> **File No. 333-201696**

Dear Mr. Howe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 20, 2015 letter.

Prospectus Cover Page

1. We note your response to our prior comment 5 and reissue it. It appears that the *commencement* of your current plan of operation is dependent upon raising $350,000, and yet you have not taken any concrete and credible steps to raise such funds. Accordingly, we note that you have minimal assets (consisting solely of cash), no revenues to date and appear to have no or nominal operations (with no concrete plans to raise any funds to commence operations). Please revise the prospectus throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Please be advised that the definition of a shell company as set forth in Rule 12b-2 of the Exchange Act is distinct from the definition of a blank check company as set forth in Rule 419 of the Securities Act.

Prospectus Summary, page 1

Overview, page 1

2. We note your response to our prior comment 9 and reissue in part. Please revise this Prospectus Summary, Overview section to accurately describe your current company. Please clarify in this section that you have not provided any electric vehicle charging services to date and have not installed any charging stations to date. In the first paragraph where you discuss your "business of providing electric vehicle ("EV") charging services and charging stations" and "[y]our products and services," please clarify that this is your prospective business and these are prospective products and services. Similarly, in your Form 10-Q for the quarter ended December 31, 2014, where you state that "We sell and service electrical vehicle charging stations. We are initially providing these products and services in the metropolitan Chicago area…", please clarify that you did not sell or service any electrical vehicle charging stations during the reported quarter and are currently not selling or servicing any EV charging stations.

3. Please refer to the ninth paragraph. We note your disclosure that you anticipate a monthly burn rate of $1,500 per month until financing is received. We also note your disclosure in the first full risk factor on page 17 that you anticipate $50,000 of public company reporting expenses annually. Please reconcile or advise.

4. Please refer to the ninth paragraph. We note your disclosure that you need to raise $4,637,500 in order to complete your plan of operations and at least $350,000 to commence your plan of operations. Please revise to briefly clarify the types of activities you will be able to conduct if you raise less than $350,000 and the types of activities that you will be able to conduct if you raise between $350,000 and $4,637,500.

Risk Factors, page 6

The Company will incur substantial costs as a result of being a public company, page 17

5. Please delete the last sentence of this risk factor as you do not qualify as an "emerging growth company."

Description of Securities, page 21

Authorized Capital Stock, page 21

6. The disclosure in this section appears dated given the most recent amendment to your articles of incorporation and the conversion of your Series D preferred stock into shares of common stock. Please revise as applicable.

<u>Description of Business, page 23</u>

7. We note that you have entered into a contact with Aeroenvironment, Inc. for the purchase
    of EV charging stations. Please file as a material contract.

<u>Exhibit 3.6</u>

8. We note that Exhibit 3.6 has not been filed as indicated. Please file.

      You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 if
you have questions regarding comments on the financial statements and related matters. Please
contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Barry J. Miller, Esq.